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SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
213
SECTION

SECUI 05043464 MISSION

SEC FILE NUMBER
8-53225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Titan Trading Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street Suite 1166
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Evey — 312-739-2603
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Evey, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Titan Trading Services, LLC, as of March 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
26th day of May 2005

Nancy J. Simenson
Notary Public



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH., D.C.
213
SECTION

Spike Financial Services, LLC
(Doing Business as Titan Trading Services, LLC)

Statement of Financial Condition

March 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Spike Financial Services, LLC
(Doing Business as Titan Trading Services, LLC)
Table of Contents
March 31, 2005


AM&G

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Members of
Spike Financial Services, LLC

We have audited the accompanying statement of financial condition of Spike Financial Services, LLC (doing business as Titan Trading Services, LLC) as of March 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spike Financial Services, LLC as of March 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
May 5, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
[illegible] Fax 312.634.3410 www.amgnet.com

Spike Financial Services, LLC
(Doing Business as Titan Trading Services, LLC)
Statement of Financial Condition
March 31, 2005

Assets

Cash	$ 41,478
Receivable from and deposits with brokers	998,512
Other assets	36,250
Total assets	**$ 1,076,240**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 462,976
Commissions payable	402,649
Total liabilities	865,625
Members' equity	210,615
Total liabilities and members' equity	**$ 1,076,240**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Spike Financial Services, LLC (doing business as Titan Trading Services, LLC) (the "Company") is registered as a securities broker-dealer and as a commodities introducing broker. The Company provides brokerage services electronically to retail customers located throughout the United States and clears all customer transactions through other brokers on a fully disclosed basis.

Organization—The Company was organized in the State of Illinois on November 8, 2000 as a limited liability company. The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Customers' securities and derivative financial instrument transactions and the related commission income and expense are recorded on trade date.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Note 2 Receivable from and Deposits with Brokers

Receivable from and deposits with brokers represents amounts due for commissions earned and money market and other funds on deposit of $851,356 and $147,156, respectively. Amounts due to the Company's brokers, if any, are collateralized by cash and financial instruments hold by the brokers.

Note 3 Members' Equity

The Company's operating agreement provides for two classes of members with varying rights, preferences, privileges and obligations. Class A members have voting rights, and have the sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. Class B members have no voting rights and do not participate in management. In the event of sale or disposition of all or part of the Company's operations, Class B members are entitled to liquidation preference. At March 31, 2005, members' equity balances were $185,615 for Class A and $25,000 for Class B.

Note 4 Related Parties

Spike Trading Services, LLC, an entity related through common ownership, provides facility and administrative services and office space to the Company for a fee determined monthly, based on actual costs incurred. The Company has a receivable of approximately $3,500 that is included in other assets related to an overpayment of management fees at year-end.

Note 5 Commitments and Contingencies

The Company leases office space under noncancelable lease agreements that expire at various dates through March 31, 2008. At March 31, 2005, aggregate minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2006	$ 119,895
2007	103,656
2008	108,592
Total	$ 332,143

In the normal course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Because these matters are at a preliminary stage, management is unable to predict their outcome. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the financial condition of the Company.

Note 6 Revenue Concentration

During the year, customers introduced by an employee and a certain officer of the Company accounted for approximately 13 percent and 77 percent of commissions earned, respectively.

Note 7 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts receivable from and on deposit with brokers represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and the Commodity Futures Trading Commission's minimum capital requirement (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" equal to the greater of $100,000, or 6-2/3 percent of "aggregate indebtedness," as these terms are defined.

Net capital changes from day to day, but at March 31, 2005, the Company had net capital and net capital requirements of approximately $172,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of distributions.